Exhibit 99.2

Vasogen Inc.
Management’s Discussion and Analysis

February 28, 2007

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 12, conform in all material respects with GAAP in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to our fiscal years, which end on November 30. In this report, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries. This document is current in all material respects as of April 5, 2007.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade™1 , statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

Highlights

Corporate

•
On March 7, 2007, we announced that Terrance H. Gregg succeeded David G. Elsley as President and Chief Executive Officer of Vasogen. Mr. Gregg joined Vasogen’s Board of Directors in 1999, was appointed Vice Chairman in November 2005, and became Chairman of the Board in March 2006. David Elsley, who founded Vasogen, will remain a member of Vasogen’s Board of Directors and Mr. Gregg will retain his position as Chairman.

In 1996, Mr. Gregg became President and Chief Operating Officer of MiniMed Inc., now a world leader in insulin pump therapy and continuous glucose monitoring, and was instrumental in

Medtronic’s US$3.4 billion acquisition of the company in 2001. Mr. Gregg retired as President of Medtronic MiniMed in 2002. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. He is currently a Special Venture Partner with Galen Associates, a private equity firm specializing in the healthcare sector, serves on the boards of DexCom, Inc. and LMS Medical Systems, Inc., and is Executive Chairman of Patton Medical Devices, LC. Mr. Gregg also served on the boards of Amylin Pharmaceuticals, Inc. and Ocular Sciences, Inc., which was purchased by The Cooper Companies, Inc. for US$1.2 billion last year.

OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.

During 2006, we reported the results from the 175-center, 2,400-patient phase III ACCLAIM trial in patients with advanced chronic heart failure. ACCLAIM assessed the ability of our lead product, Celacade, to reduce the risk of death and hospitalization in patents with chronic heart failure. Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for ACCLAIM presented the results from the study on September 3, 2006, at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington, on September 13, 2006. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for a large pre-specified subgroup of 692 patients with New York Heart Association (NYHA) Class II chronic heart failure at baseline and for a large subgroup of patients in NYHA Class II, III, and IV with no prior history of heart attack.

We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs and, based on phase I results, we are preparing to enter this product candidate into phase II development. During the second quarter of 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision.

The following table sets out the stage of development for each of our programs:

Product	Indications	Clinical Development Status
Celacade	Chronic heart failure	Phase III* results presented
VP025	Neuro-inflammatory conditions	Phase I completed

*Phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop products that address unmet medical needs

Based on our analysis to date of the ACCLAIM trial, we believe that our Celacade technology has the potential to be used as a first-in-class therapy targeting chronic inflammation in chronic heart failure, providing an effective addition to the current standard of care. Based on our market analysis, we also believe that chronic heart failure is a condition with considerable unmet medical needs, and subject to further consultations with regulators and potential partners, we still believe that it may represent a significant commercial opportunity for us. In light of the ACCLAIM results, penetration into the heart failure market will take longer than originally expected.

Form strategic alliances with companies to support the commercialization of our products

Subject to negotiating acceptable terms, we intend to establish corporate alliances to support the commercialization of our products. Based on our analysis of the ACCLAIM results, we expect to continue discussions to secure a partner necessary to support the commercialization of Celacade for chronic heart failure.

Continue to build a portfolio of new technologies targeting inflammatory disorders

Based on our analysis to date of the ACCLAIM trial and subject to further consultations with outside experts and regulators, we are planning to continue to advance the development of our lead product, Celacade, to target chronic inflammation in chronic heart failure. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders and are continuing such testing in additional preclinical models. Further development is being undertaken to optimize manufacturing process parameters. We have completed a successful phase I clinical trial. On the basis of those results and subject to testing in additional preclinical models, we are preparing to initiate a phase II program.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates our cash resources mainly to research and development (“R&D”) activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenses, and their key components, for the three months ended February 28, 2007 and 2006 are reflected in the following table:

R&D expenses (in millions of dollars, except percentages)	2007	2006	(Decrease)

Clinical costs:
Direct	$0.2	$5.7	($5.5)
Indirect	$1.8	$4.3	($2.5)

Preclinical costs	$0.7	$0.9	($0.2)

Intellectual property costs	$0.3	$0.5	($0.2)

Total R&D	$3.0	$11.4	($8.4)

R&D expenses as a percentage of the sum of R&D and General and Administration expenses	45%	70%	25%

Clinical Costs

The expenses related to our phase III Celacade programs are expensed for accounting purposes and have been the key driver of our losses over the last three fiscal years. The majority of the decrease in our R&D expenses for 2007, when compared with the same period in 2006, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III programs.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support. During 2007, direct costs significantly decreased, as our phase III trials were completed; however, for the comparable period in 2006, these costs were still being incurred, as our phase III trials were nearing completion.

Indirect costs to support these programs consist of salaries, professional fees, and other support costs. These costs also include expenses associated with the preparation for commercial development of Celacade in Europe. Indirect costs have decreased in 2007 as a result of a reduced level of service and technology development activity required to support the phase III clinical trials.

A more detailed summary of our phase III clinical trial in chronic heart failure is provided below.

CELACADE

The key findings from the ACCLAIM trial of our Celacade technology in chronic heart failure were presented by Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial in September at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The double-blind, placebo-controlled ACCLAIM trial studied 2,400 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

The difference in time to death or first cardiovascular hospitalization (the primary endpoint of ACCLAIM) for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in the pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).

Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04). Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

In light of the findings from the ACCLAIM trial, preparations are now underway for a meeting with the Food and Drug Administration to discuss next steps with respect to the development of Celacade in the United States. We also have CE Mark regulatory approval for our Celacade medical device technology in the European Union and are currently in discussions to secure a partner necessary to support commercialization in that market.

VP025

VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in

24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Florida. Inflammation has been implicated in the pathogenesis of diabetic retinopathy. In a preclinical model designed to develop diabetes, VP025 was shown to have a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig’s disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Based on the successful phase I clinical trial and subject to testing in additional preclinical models and further development being undertaken to optimize manufacturing process parameters, we are preparing to initiate a phase II program. The expenditures associated with the phase II trial are expected to be similar to the costs incurred with the phase I trial.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, the lead candidate being VP025. We have completed a phase I study of VP025. Additional preclinical studies are ongoing to continue the advancement of VP025 for various indications.

The R&D expenses associated with preclinical research activities during 2007 and 2006 were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs for 2007 have decreased when compared to 2006 as we have increased our focus on activities associated with preparations to initiate a phase II study.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expense and are expensed as incurred. These costs are a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for 2007 are lower than the costs for the same period in 2006 due to a lower level of activity.

Nature and Treatment of Expenses

We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade in a pre-defined sub-group and that the value of our acquired technology and the clinical supplies is recoverable. The majority of our direct clinical R&D expenditures was related to our phase III ACCLAIM trial and was payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial was payable in euros. The majority of general and administration costs are payable in Canadian dollars.

General and Administration

The changes in general and administration expenses, and their key components, for the three months ended February 28, 2007 and 2006 are reflected in the following table:

General and Administration expenses (in millions of dollars)	2007	2006	Increase/ (Decrease)
Infrastructure and other support costs	$3.0	$4.3	($1.3)

Insurance	$0.3	$0.4	($0.1)

Professional fees	$0.3	$0.2	$0.1

Total General and Administration expenses	$3.6	$4.9	($1.3)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenses for all employees. These costs have decreased in 2007 when compared to 2006 as a result of a reduced level of activity required to support the current operations. The 2007 cost reduction is primarily driven by a decrease in full-time employees to 118 as at February 28, 2007 from 176 as at February 28, 2006. Insurance costs have decreased moderately in 2007 when compared to 2006 as a result of existing market conditions. Professional fees include expenses for legal, tax, accounting, and other specialized services.

Foreign Exchange

The foreign exchange gain or loss for the three months ended February 28, 2007 and 2006 are reflected in the following table:

Foreign Exchange (in millions of dollars)	2007	2006	Decrease
Foreign exchange loss (gain)	($0.1)	$0.0	($0.1)

In 2006 we held more U.S. dollar cash and cash equivalents and restricted cash. Under the terms of the 2005 senior convertible notes payable, we have remaining a US$2.9 million letter of credit to the noteholders. The letter of credit is fully secured by US$2.9 million of restricted cash. We are also holding U.S. dollars to make payments for R&D and operating expenditures denominated in U.S. dollars. U.S.

dollar holdings amounted to approximately US$11.1 million and US$31.7 million at February 28, 2007 and February 28, 2006, respectively. As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a small foreign exchange gain for the period ended February 28, 2007, as a result of the weakening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period. The period-end conversion rate from the U.S. dollar to the Canadian dollar for February 28, 2007 was 1.1698, compared to the conversion rate for November 30, 2006 of 1.1422. Any gains resulting from cash being held in U.S. dollars have been partially offset by losses on liabilities that are denominated in U.S. dollars. Our statements of operations and deficit includes a small foreign exchange loss for the period ended February 28, 2006, as a result of the strengthening of the Canadian dollar relative to the U.S. dollar, during this period. The period-end conversion rate from the U.S. dollar to the Canadian dollar for February 28, 2006 was 1.1366, compared to the conversion rate for November 30, 2005 of 1.1669. Any losses resulting from cash being held in U.S. dollars were partially offset by gains on liabilities that were denominated in U.S. dollars.

Investment Income

Investment income for the three months ended February 28, 2007 and 2006 is reflected in the following table:

Investment Income (in millions of dollars)	2007	2006	Decrease
Investment income	$0.4	$0.7	($0.3)

Investment income for 2007 was lower when compared with 2006, due to a decline in the amount of cash and cash equivalents, marketable securities and restricted cash on hand.

Other expenses

Other expenses for the three months ended February 28, 2007 and 2006 are reflected in the following table:

Other expenses (in millions of dollars)	2007	2006	Increase/ (Decrease)
Interest expense on senior convertible notes payable	$0.0	$0.5	($0.5)

Accretion in carrying value of senior convertible notes payable	$0.7	$2.6	($1.9)

Amortization of deferred financing costs	$0.1	$0.6	($0.5)

Loss (gain) on extinguishment of senior convertible notes payable	$1.3	($0.0)	$1.3

Change in value of embedded derivatives	($0.6)	$0.0	($0.6)

Total	$1.5	$3.7	($2.2)

Except for interest expense, other expenses associated with the senior convertible notes are non-cash expenses. These expenses are lower for 2007, when compared to the same period in 2006, as a result of the reduction of the outstanding balance of the senior convertible notes to US$2.6 million as at February 28, 2007 from US$33.8 million as at February 28, 2006. As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement” the Company allocated gross proceeds received between the debt, the equity component, the warrants, and the embedded derivatives. These embedded derivatives are measured at fair market value at each reporting date and changes in fair market value are recognized in the statements of operations and deficit. In addition, the twelve-day weighted average share price adjustment is accounted for as either a settlement of additional debt or as proceeds to issue additional shares with the charge to the loss (gain) on extinguishment of senior convertible notes payable in the statements of operations and deficit.

Loss

The loss for the three months ended February 28, 2007 and 2006 is reflected in the following table:

Loss (in millions of dollars, except per-share amounts)	2007	2006	Decrease
Loss	$7.7	$19.3	($11.6)

Loss per share	$0.05	$0.23	($0.18)

The loss during 2007 has decreased when compared with 2006. A key driver of this reduction is the lower costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended February 28, 2007:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s)	loss per share	gain/(loss) (000’s)
February 28, 2007	($7,678)	($0.05)	$134
November 30, 2006	($10,024)	($0.09)	$56
August 31, 2006	($14,566)	($0.15)	$12
May 31, 2006	($22,438)	($0.26)	($169)
February 28, 2006	($19,332)	($0.23)	($3)
November 30, 2005	($24,010)	($0.29)	$146
August 31, 2005	($24,069)	($0.30)	($2,243)
May 31, 2005	($25,071)	($0.31)	$924

Our quarterly losses have decreased significantly as a result of the gradual ramping down of clinical activity leading to the database lock and subsequent analysis of our phase III clinical programs. This reduction has also been driven by a reduction of expenses associated with the senior convertible notes. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

First Quarter

The loss in the first quarter of 2007 decreased when compared to that in the fourth quarter of 2006 as a result of a reduction in our R&D and general and administration expenses. These expenses were $6.6 million for the first quarter, compared with $7.9 million in the fourth quarter of 2006. In addition, expenses associated with the convertible debt decreased by $2.2 million, as a result of the declining principal balance on the senior convertible notes.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On November 14, 2006, we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 43.2 million common shares, 17.3 million five-year warrants to purchase common shares at US$0.63 per share, and 4.3 million six-month warrants to purchase common shares at US$0.53 per share. This financing triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005, which are discussed below.

On October 7, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes (“the notes”). Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million. The notes have a maturity date of two years from issuance and bear interest at a rate of 6.45%. As of April 1, 2007, the principal amount under the convertible notes has been fully repaid, subject to final adjustments pursuant to the notes. The outstanding notes were convertible at the investors’ option into our common shares at an adjusted conversion price of US$1.99 subject to anti-dilution and other adjustments as provided in the notes. We were required to repay the notes in equal monthly installments and we could elect to repay principal in any combination of cash or common shares at our option, provided certain conditions were met. Starting with the November 1, 2006 installment, we could no longer issue shares based on a discount of the share price to the note holders as we had exceeded the limit for discounted shares that was established in the financing. As a result, each installment payment made in shares required us to issue shares at 100% of the share price and make the note holders whole with a cash payment equal to 10% of the installment amount. For the March, April, and May 2006 installment payments, we elected to make a US$1.8 million acceleration payment with each installment to the debt holders and a US$2.8 million acceleration payment with the June 2006 installment. In respect of the March 1, 2006 acceleration payment, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$2.06 for a term of five years from the date of issue, and in respect of each of the April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. On February 2, 2006, one of the note holders exercised its option to convert US$300,000 of the senior convertible notes, which resulted in 100,000 shares being issued to the debt holder. As a result of the financing that was completed on November 14, 2006, the conversion price of the senior convertible notes was reduced to US$1.99 from US$3.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 4,720,000 warrants outstanding to the note holders at an exercise price of US$3.00 was reduced to US$1.99 and the exercise price of the 390,000 warrants at an exercise price of US$3.11 was reduced to US$2.06. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

Under the terms of the notes, commencing September 1, 2006, we were required to maintain a cash balance, consisting of cash and cash equivalents, restricted cash, and marketable securities, of 110% of the outstanding principal amount on the notes. Any failure to maintain a cash balance of 110% would constitute an event of default as described below. We have satisfied this cash balance test at all times since September 1, 2006. We were required to maintain a letter of credit in connection with these notes payable in the amount of US$2.9 million, which is fully secured by cash on hand. The terms of the notes allowed us to reduce the US$5.6 million revised amount of the letter of credit by US$2.7 million, an amount equal to one half of the difference between US$17.0 million and the aggregate principal amount of the notes outstanding of US$2.8 million on February 1, 2007 less the prior reduction of US$4.4 million on the letter of credit. Under the term of the notes, the letter of credit will expire within 91 days of repayment of the notes and the restricted cash required to secure the letter of credit will be recovered.

During the three months ended February 28, 2007 and 2006, we did not receive funds from the exercise of options or warrants. The total number of common shares outstanding at February 28, 2007, increased to 173.2 million from 156.7 million at November 30, 2006. The number of options and warrants outstanding at February 28, 2007 is 37.7 million. The conversion rate of the options and warrants is on a one-to-one basis for common shares excluding 5.1 million warrants that have been issued to the note holders which are now convertible into common shares at a rate of approximately one and a half common shares for one warrant.

As at April 5, 2007, we have 174.7 million common shares outstanding; 8.9 million options to purchase common shares outstanding; and 29.3 million warrants to purchase 31.9 million common shares. We issued common shares on repayment of the notes as described above.

At February 28, 2007, our cash and cash equivalents, and restricted cash totaled $27.4 million, compared with $36.8 million at November 30, 2006. The decrease is a result of the cash used in operations during 2007. The letter of credit and amount of restricted cash was reduced by $3.0 million (US$2.7 million) and may be reduced further at our option, as described above. We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities or our cash and cash equivalents. At February 28, 2007, we held U.S. dollar denominated securities in the amount of US$7.9 million, excluding cash that is not invested in securities or held as restricted cash.

In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover operating expenditures denominated in U.S. dollars and the final U.S. dollar payments associated with our phase III clinical trials. This forward contract matured in December 2006.

Our net cash used in operating activities for the three months ended February 28, 2007, was $9.0 million compared with $21.3 million for the comparable period in 2006. Other than our losses, changes in our working capital had the most significant impact on our cash used in operations. Our working capital is affected by the increase or decrease in our accounts payable and accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that were not paid until certain trial milestones were reached, such as the receipt of final study reports from clinical sites at the end of the trials. In 2006, virtually all of these milestones were achieved, which resulted in the payment of cash related to the expenditures incurred in 2005 and 2004.

We intend to continue to use our capital resources to fund our research and development activities and potentially for the commercialization of Celacade in Europe where we have been granted the CE mark. The Company is currently seeking a partner to participate in the commercialization of Celacade in Europe. The amount of capital resources to be allocated to these activities will depend upon the scale of programs undertaken and a number of factors, such as the terms of a potential partnering agreement, input from outside experts and regulatory authorities on clinical programs, and further analysis of clinical data and preclinical results. We intend to continue to raise additional financing through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us. The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ Capital Market, strategic alliance agreements, and other relevant commercial considerations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

We periodically review the useful lives and the carrying values of our long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The senior convertible notes originally contained both a liability and an equity component, the latter represented by the conversion option. In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The proceeds received were allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis. As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” the gross proceeds of $47.0 million were reallocated as follows: $32.2 million to the debt, $8.8 million to the equity component, $4.3 million to the warrants, and $1.7 million to the embedded derivatives. Each reporting period, the Company was required to accrete the carrying value of the liability portion of the convertible notes such that at maturity the carrying value of the notes will be their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.

Accounting Policy Changes

Effective December 1, 2006, we adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”); Section 3861,” Financial Instruments - Disclosure and Presentation”; and Section 3251, “Equity”. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. As a result of adopting Section 3855, the Company recorded an increase of $1.6 million to opening deficit, a decrease in the carrying amount of senior convertible notes payable of $0.1 million, the initial recognition of embedded derivatives liability of $0.8 million, and an increase in share capital of $0.9 million at December 1, 2006.

Effective December 1, 2006, we adopted the replacement of Handbook Section 1506, “Accounting Changes”. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective December 1, 2006 has had no impact on our consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Capital Disclosures

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861. These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments. We do not expect the adoption of this standard to have a material impact on our consolidated financial position and results of operations.

Financial Instruments - Disclosures

Section 3862 is based on IFRS 7, “Financial Instruments: Disclosures”, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.

Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. We do not expect the adoption of this standard to have a material impact on our financial position and results of operations.

Financial Instruments - Presentation

In October 2006, the AcSB approved Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. We do not expect the adoption of this standard to have a material impact on our financial position and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005, which is discussed elsewhere in this document. Other long-term obligations are discussed below.

Contractual Obligations

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. There is no significant change in operating lease obligations from what was disclosed in the November 2006 Management’s Discussion and Analysis.

In October 2005, we issued the convertible notes described above under “Liquidity and Capital Resources.” As of April 1, 2007, the principal amount under the notes has been fully repaid, subject to final adjustments pursuant to the notes.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the adequacy, timing, and results of our clinical trials, possible requirements for additional trials, the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in preclinical and clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies. There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of clinical trials that we may conduct in the future will meet the desired clinical endpoints established in the clinical study protocols. For example, the top-line results of the ACCLAIM trial announced on June 26, 2006, showed that Celacade did not meet the primary endpoint of the study. There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products, including for Celacade on the basis of the ACCLAIM data, or, once having obtained approvals, in maintaining them. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization. The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that clinical trials that we may conduct in the future will be completed as planned, that results from clinical trials will be sufficiently robust to warrant submissions for regulatory approval, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, subject to ongoing consultation with regulatory authorities and advisors, for purposes of a possible confirmatory trial to support applications for regulatory approval and/or the adoption of our Celacade technology in the heart failure population and to establish marketing, sales and distribution capabilities. We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our lead product, Celacade. We may need or elect to conduct a confirmatory clinical trial of Celacade to support submissions for regulatory approval and the adoption for the treatment of certain heart failure patients. Our research and development efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Our cash outflows are expected to consist primarily of payroll and facilities costs, external expenses related to preparing for discussions with regulators, clinical trials for Celacade that we may conduct in the future and/or Celacade commercialization and research and development programs. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management believes that our current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next twelve months. However, our forecast of the period of time for which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

We expect that our losses in 2007 will be reduced when compared to 2006 as the expenditure level required for planned operations in 2007 to support our corporate strategy of advancing the development of our Celacade medical device technology is expected to be significantly lower than what was required to support our Phase III clinical trial programs in 2006.

We have CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to place this technology on the market in the 27 member countries of the European Union. Subject to consultations with outside experts and negotiation of acceptable terms, we intend to enter into one or more strategic alliances with healthcare companies to support market introduction in various geographical jurisdictions. However, there can be no assurance that our partnering efforts will be successful or, if we enter into a form of strategic alliance, that a commercial launch of our Celacade medical device technology will occur or be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

The Company’s common shares were transferred from The NASDAQ Global Market to The NASDAQ Capital Market at the opening of business on February 9, 2007. In accordance with Marketplace Rule 4310(c)(8)(D), Vasogen will now be provided a 180 calendar day compliance period, or until August 3, 2007, to regain compliance with the NASDAQ Minimum Bid Price Rule. If, at anytime before August 3,

2007, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of ten consecutive business days, NASDAQ will provide written notification that it complies with the Rule.

The Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every ten pre-consolidated common shares. Approval of the special resolution by shareholders gives the Board of Directors authority to implement the consolidation at any time prior to April 3, 2008. The consolidation will be implemented upon a determination by the Board of Directors that the consolidation is in the best interests of the Company and its shareholders, taking into account, among other things, the NASDAQ Capital Market Minimum Share Price Requirements.

Additional information relating to us, including our Annual Information Form, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.

1 Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission by Vasogen Inc.